November 1, 2018

George H. Haas, IV
Chief Financial Officer
Orchid Island Capital, Inc.
3305 Flamingo Drive
Vero Beach, Florida 32963

       Re: Orchid Island Capital, Inc.
           Form 10-K for the fiscal year ended December 31, 2017
           Filed February 15, 2018
           File No. 001-35236

Dear Mr. Haas:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities